NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE Arca hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 28, 2020, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on December 11, 2020 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The business combination agreement between First Trust Value Line Dividend Index Fund and First Trust Value Line 100 Exchange Fund became effective after market close on December 11, 2020. Holders of First Trust Exchange Traded Fund (FVL) will receive a number of shares of First Trust Value Line Dividend Index Fund (FVD), equal in aggregate asset value to the aggregate net asset value of the FVL shares held by such shareholders, each computed as of the close of regular trading on the New York Stock Exchange on the business day immediately prior to the date of the closing of the Reorganization. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on December 14, 2020.